SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)

                            PROTOSOURCE CORPORATION
                                (Name of Issuer)

                           Common Stock. no par value
                         (Title of Class of Securities)

                                  743958 10 0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                            Snow Becker Krauss P.C.
                   605 Third Avenue, New York, New York 10021
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                October 31, 1996
            (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].




                               Page 1 of 4 pages

                                  SCHEDULE 13D

CUSIP No. 743958 10 0                                          Page 2 of 4 Pages
1)   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Matthew Mulhern (as joint tenant with Mary Mulhern)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                  (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
         PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER


NUMBER                       8)   SHARED VOTING POWER
OF SHARES                         400,000
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER
                                  400,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     400,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.2%

14)  TYPE OF REPORTING PERSON
     IN

                                  SCHEDULE 13D

CUSIP No. 743958 10 0                                          Page 2 of 4 Pages
1)   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mary Mulhern (as joint tenant with Matthew Mulhern)

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                  (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
         PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER


NUMBER                       8)   SHARED VOTING POWER
OF SHARES                         400,000
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER
                                  400,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     400,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.2%

14)  TYPE OF REPORTING PERSON
     IN

Item  1.   Security and Issuer.

     This Statement relates to shares of Common Stock, without par value (the "Shares"), of ProtoSource Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2580 West Shaw Lane, Suite 102, Fresno, CA 93711-2765.

Item 2.   Identity and Background.

     The Reporting Persons are Matthew & Mary Mulhern. Their business address is 119 Rockland Avenue, Norwood, NJ 07647. The Reporting Persons are the owners of Quantum Conveyor Systems, a conveyor belt company, with an address at 119 Rockland Avenue, Norwood, NJ 07647.

     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Persons are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source of the funds used to purchase the 400,000 Shares was the personal funds of Matthew and Mary Mulhern, the Reporting Persons. The amount of consideration was $100,000. The Shares were purchased in a private offering by the issuer of an aggregate of 6,400,000 Shares for an aggregate amount of 1,700,000.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Persons intend to maintain their equity position in the Issuer. The Reporting Persons, however have been granted registration rights with respect to the Shares and, intend to review on a continuing basis their investment in the Issuer and may, depending upon such evaluation of the Issuer's business and prospects and upon future developments in the Issuer's business and economic conditions, determine to increase, decrease, continue to hold or dispose of their position in the Issuer.

                                                                     Page 4 of 4
Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own 400,000 Shares outright. This amount represents approximately 5.2% of the outstanding Shares of the Issuer.

     (b) The Reporting Persons have shared voting and distibution power over 400,000 Shares.

     (c) The Reporting Persons have not, in the past sixty days, engaged in any other transactions involving Shares of the Issuer.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons have no agreements or understandings with any person or entity respecting the Shares other than the Subscription Agreement and the Registration Rights Agreement with the Issuer.

Item 7.  Material to be Filed as Exhibits.

   None

                                   SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November  6, 1996                               /s/ Matthew Mulhern
                                                            Matthew Mulhern



                                                        /s/ Mary Mulhern
                                                            Mary Mulhern



                                       5